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                            UNITED STATES
                  SECURITIES AND EXCHANGE COMMISSION
                        Washington, D.C. 20549


                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                           (Amendment No. _______)*

                                DEP Corporation
--------------------------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, par value $.01 per share

--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                  233202 40 7
           --------------------------------------------------------
                                (CUSIP Number)
                             Andrew E. Bogen, Esq.
                            Gibson, Dunn & Crutcher
                             333 So. Grand Avenue
                            Los Angeles, CA  90071
                                (213) 229-7159
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                              and Communications)

                                 July 13, 1998
           --------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].


Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                        (Continued on following pages)

                              (Page 1 of 8 pages)

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 449244102                                      PAGE 2 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Robert H. Berglass
      IRS No.: 264 52 2977

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            999,555

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          761,905
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             999,555

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          761,905
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      2,016,460
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      28%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 449244102                                      PAGE 3 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      The Berglass Charitable Remainder Trust
      IRS No.: Pending

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          761,905
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          761,905
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      761,905
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      11%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 449244102                                      PAGE 4 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Berglass 1995 Irrevocable Trust
      IRS No.: Pending

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      OO
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            0

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          400,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             0

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          400,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      400,000
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      6%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      OO
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

                                 SCHEDULE 13D
-----------------------                                  ---------------------
  CUSIP NO. 449244102                                      PAGE 5 OF 8 PAGES
-----------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Judith R. Berglass
      IRS No.: 201 42 2119

------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [X]
                                                                (b) [_]
------------------------------------------------------------------------------
      SEC USE ONLY
 3

------------------------------------------------------------------------------
      SOURCE OF FUNDS*
 4
      PF
------------------------------------------------------------------------------
      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEMS 2(d) or 2(e) [_]
 5
------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 6
      U.S.
------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     7
     NUMBER OF            71,796

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      8
                          400,000
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     9
    REPORTING             71,796

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          10
                          400,000
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
11

      522,296
------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
12
      [_]
------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
13
      8%
------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
14
      IN
------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7

ITEM 1.  SECURITY AND ISSUER

         This statement relates to Common Stock, $.01 par value, of DEP Corporation (the "Company"), 2101 East Via Arado, Rancho Dominguez, California 90220-6189.

ITEM 2.  IDENTITY AND BACKGROUND

         This statement is filed on behalf of Robert H. Berglass, Judith R. Berglass, The Berglass Charitable Remainder Trust and The Berglass 1995 Irrevocable Trust. Robert and Judith Berglass are husband and wife. Robert H. Berglass is the sole trustee of The Berglass Charitable Remainder Trust and Judith R. Berglass is the sole trustee of The Berglass 1995 Irrevocable Trust. The above persons may be deemed to constitute a "group" within the meaning of
Section 13(d) of the Securities Exchange Act; however this statement does not constitute an acknowledgement by the reporting persons that they, or any of them, do constitute such a "group".

         The business address of each of the filing persons is DEP Corporation, 2101 East Via Arado, Rancho Dominguez, California 90220-6189.

         Robert H. Berglass is the Chairman, President and Chief Executive Officer of the Company. Judith R. Berglass is Senior Vice President and Corporate Secretary of the Company.

         None of the filing persons has, within the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or, as the result of a civil proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCES AND AMOUNTS OF FUNDS OR OTHER CONSIDERATION

         All of the securities to which this statement relates were acquired with the personal funds of Robert and Judith Berglass.

ITEM 4.  PURPOSE OF THE TRANSACTION

         On July 13, 1998, the Company entered into an Agreement and Plan of Merger (the "Agreement") with Henkel HGaA ("Parent") and Henkel Acquisition Corp. II ("Sub"), which provides for the acquisition of all of the outstanding equity ownership of the Company through a cash tender offer by Sub for all of the Company's Common Stock at a price of $5.25 per share, to be followed by a merger of the Company with Sub in which all of the outstanding shares of the Company's Common Stock not owned by Parent or Sub will be converted into cash at the same price per share.

         In connection with the Agreement, Robert H. Berglass, The Berglass Charitable Remainder Trust and The Berglass 1995 Irrevocable Trust each entered into an option agreement with Sub, pursuant to which Sub may purchase all of the Common Stock of the Company owned by such person, for $5.25 per share in cash (subject to increase in certain circumstances) at the time and under the conditions set forth in the several option agreements.

         A copy of the form of the foregoing option agreements is attached hereto as Exhibit 1.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The following table sets forth information as to the shares of Common Stock owned beneficially by each of the filing persons:

Name                         Sole Voting       Shared Voting       Right to        Total         Percentage of
                             and Invest-       and Investment      Acquire                       Total
                             ment Power        Power                                             Outstanding
Robert H. Berglass           999,555           761,905             255,000        2,016,460              28%

Judith R. Berglass            71,796           400,000              50,500          522,296                8%

The Berglass                 0                 761,905                              761,905               11%
Charitable
Remainder Trust

The Berglass 1995            0                 400,000                              400,000                6%
Irrevocable Trust

         The foregoing table does not reflect 20,719 and 2,225 shares of Common Stock held, respectively, for the benefit of Robert H. and Judith R. Berglass by the Company's Financial Benefit Plan (a defined contribution retirement plan).

         None of the foregoing persons has acquired shares of the Company's Common Stock within the preceding 60 days, except for The Berglass Charitable Remainder Trust, which acquired the shares held by it, by gift, from Robert H. Berglass, on July 8, 1998.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         See Item 4, above.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Exhibit 1:   Form of Option Agreement

                                   SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Robert H. Berglass, for himself individually and as Trustee of the Berglass Charitable Remainder Trust

                                                               July 14, 1998
By: /s/ Robert H. Berglass
    --------------------------------
        Robert H. Berglass



Judith R. Berglass, for herself individually and as Trustee of the Berglass 1995 Irrevocable Trust

                                                               July 14, 1998
By: /s/ Judith R. Berglass
    --------------------------------
        Judith R. Berglass